June 11, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-3030

Attn: Ms. Amanda Ravitz, Assistant Director, Office of Mergers & Acquisitions

RE:	Oclaro, Inc.
Registration Statement on Form S-4 Filed on May 8, 2012
File No. 333-181254

Dear Ms. Ravitz:

Set forth below is our response to the Securities and Exchange Commission Staff’s (“Staff”) letter dated May 29, 2012 (the “Comment Letter”), regarding the Registration Statement on Form S-4 filed on May 8, 2012 (the “Registration Statement”) by Oclaro, Inc. (“Oclaro,” “we” or “our”).

We are filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 1”), which includes revisions to the Registration Statement in response to the Staff’s comments.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Comment Letter. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1, unless otherwise noted.

General

1.	Comment: Prior to requesting acceleration of this registration statement, please resolve the comments to your Form 10-K contained in the letter from us dated May 23, 2012.

Response: The Staff’s comment is noted. On June 6, 2012, Oclaro received notice from the Staff that the Staff’s review of the Form 10-K has been completed.

Material U.S. Federal Income Tax Consequences of the Merger, page 87

2.	Comment: Please revise to disclose whether this section of the registration statement is the opinion of counsel. If the disclosure is counsel’s opinion or summarizes counsel’s opinion, please file an exhibit in accordance with Regulation S-K, Item 601(b)(8).

Response: The Staff’s comment is noted and the Registration Statement has been revised to reflect the Staff’s comments. A form of the opinion of Weil, Gotshal & Manges LLP as to certain tax matters is being filed with Amendment No. 1 under Exhibit 8.1.

3.	Comment: We note your disclosure on page 88 that the tax discussion assumes that the merger will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code; however, you may not assume a legal conclusion that underlies the opinion that a U.S. holder will not recognize any gain or loss upon the receipt of Oclaro common stock. Accordingly, please revise the disclosure to remove this assumption concerning the reorganization. Please refer to section III.C.3 of Staff Legal No. 19 (Oct. 14, 2011).

Response: The Staff’s comment is noted and page 86 of the Registration Statement has been revised to reflect the Staff’s comment.

Where you can find more information, page 145

4.	Comment: Please update and revise your disclosure in the section to include all of the documents required by clause (2) of paragraph (a) of Item 13 to Form S-4, including without limitation, Oclaro’s Form 10-Q filed on May 10, 2012 and all relevant Forms 8-K filed by Oclaro and Opnext since the end of the fiscal years covered by their last respective annual reports.

Response: We note the Staff’s comments and have revised pages 145 and 146 of the Registration Statement to reflect the Staff’s comment.

Exhibits

5.	Comment: Please file an opinion of counsel as to the legality of the securities being registered. Please refer to Regulation S-K, Item 601(b)(5).

Response: The Staff’s comment is noted. The opinion of Weil, Gotshal & Manges LLP as to the legality of the securities being registered is being filed with Amendment No. 1 under Exhibit 5.1.

Oclaro, Inc. acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact our counsel Keith Flaum or James Griffin of Weil, Gotshal & Manges LLP at (650) 802-3090 or (650) 802-3150, respectively. Thank you for your time and consideration.

Sincerely,

/s/ Jerry Turin
Jerry Turin
Chief Financial Officer

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